FAST TRACK GROUP
incorporated in the Cayman Islands
Company No. 410508
(the ***Company***)

NOTICE OF EXTRAORDINARY GENERAL MEETINGS OF THE SHAREHOLDERS OF THE COMPANY

NOTICE IS HEREBY GIVEN pursuant to Article 18.1 of the Memorandum and Articles of Association of the Company (the ***Articles***) that the extraordinary general meeting of the Company will be held on 17 August 2026 at the time specified below, virtually at the following link: https://meet.google.com/hze-vdvv-mnt

Holders of record of the Company's Ordinary Shares at the close of business on 15 July 2026 (U.S. Eastern Time) (the ***Record Date***) will be entitled to notice of, and to vote at, the meetings described below and any adjournment or postponement thereof.

Time: 2.00pm (Singapore time)

THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" EACH OF THE PROPOSALS BELOW.

Proposal No	**Proposal**
1	To consider and approve by **ordinary resolution** a reverse share split of the Company's authorised issued and unissued Ordinary Shares by way of a consolidation at an exchange ratio of 1:20 such that (i) every twenty (20) issued and unissued Ordinary Shares of a nominal or par value of US$0.001 each in the capital of the Company will be consolidated into one (1) Ordinary Share of a nominal or par value of US$0.02 each and (ii) the authorised share capital of the Company of US$50,000 divided into 50,000,000 Ordinary Shares of a nominal or par value of US$0.001 each will become US$50,000 divided into 2,500,000 Ordinary Shares of a nominal or par value of US$0.02 each (the ***Reverse Share Split***).
2	To consider and approve by **ordinary resolution**, in respect of any fractional entitlements to the issued consolidated shares resulting from the Reverse Share Split, if so determined by the Directors in their sole discretion, the authorisation of the Directors to settle as they consider expedient any difficulty which arises in relation to the Reverse Share Split, including but without prejudice to the generality of the foregoing capitalising all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account, to the extent as permitted by the applicable laws) whether or not the same is available for distribution and applying such sum in paying up unissued Ordinary Shares to be issued to shareholders of the Company to round up any fractions of Ordinary Shares issued to or

	registered in the name of such shareholders of the Company following or as a result of the Reverse Share Split.
3	Following the approval of the Reverse Share Split, to consider and approve by **special resolution** the redesignation of the Ordinary Shares of a nominal or par value of US$0.02 each in the capital of the Company as follows: (i) 1,115,726 issued Ordinary Shares of a nominal or par value of US$0.02 each, held by the existing shareholders of the Company be redesignated into 1,115,726 Class A Ordinary Shares of a nominal or par value of US$0.02 each, having the rights and being subject to the restrictions set out in the Amended MAA (as defined below); and (ii) 1,384,274 authorised but unissued Ordinary Shares of a nominal or par value of US$0.02 each in the capital of the Company be redesignated into 1,284,274 Class A Ordinary Shares of a nominal or par value of US$0.02 each and 100,000 Class B Ordinary Shares of a nominal or par value of US$0.02 each, having the rights and being subject to the restrictions set out in the Amended MAA, (collectively, the ***Redesignation***).
4	To consider and approve by **special resolution** the adoption of the second amended and restated memorandum and articles of association in the form provided in the following link: https://www.transhare.com/fasttrack (the ***Amended MAA***) in replacement of the amended and restated memorandum and articles of association as adopted on 1 July 2024, subject to and conditional upon approval of the Reverse Share Split and the Redesignation (the ***Amended MAA Proposal***).
5	To consider and approve by **ordinary resolution** the authorisation of the board of directors to do all other acts and things as the board of directors considers necessary or desirable in connection with the Reverse Share Split, the Redesignation and the adoption of the Amended MAA, including without limitation, attending to the necessary filing with the Registrar of Companies in the Cayman Islands.

Signed by Lim Sin Foo, Harris

28 July 2026

Director and Chairman of the Board — Date